CATHAY PACIFIC

**Cathay Pacific Airways Limited**
*Company Secretary's Department*
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
*www.cathaypacific.com*

RECEIVED
2006 OCT 31 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06018006

Our Ref: CSA/CPA6/5(e)

24th October 2006

**By Registered Airmail**

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

**Cathay Pacific Airways Limited (the "Company")**
**File No. 82-1390**

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

*P:\Dorisfu - CPA\CPA6-5\Letter\CPA6-5-General Correspondence.doc*

**The Standard** Tuesday, October 24, 2006

# CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

## Change of Non-Executive Directors

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that:

(1) Mr. ZHANG Xianlin has resigned as a Non-Executive Director of the Company with effect from 23rd October 2006; and

(2) Mr. LI Jiaxiang and Ms. ZHANG Lan have been appointed as Non-Executive Directors of the Company with effect from 23rd October 2006.

Mr. ZHANG Xianlin has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is for personal reasons and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Zhang for his outstanding contributions and wise counsel during the past 9 years since his appointment as a Director of the Company on 2nd August 1997 and offers its best wishes to him.

Mr. LI Jiaxiang, aged 56, is the Chairman of the Board and a Non-Executive Director of Air China Limited ("Air China"). Prior to joining Air China International Corporation in November 2000 as Vice President and becoming its President in October 2002, Mr. Li had previously served in the China Air Force of the People's Liberation Army of China since 1969 and served in various positions including as a Major General. He was appointed as Deputy General Manager of China National Aviation Holding Company in October 2002 and promoted to President in August 2004, a post he continues to hold. Mr. Li graduated from Shandong Coal Technology Institute in 1969 and studied in Northwest University from 1999 to 2001 majoring in international economic law.

Ms. ZHANG Lan, aged 51, has been Assistant to President and Chairman of the Commercial Committee of Air China since September 2004. Ms. Zhang has worked in China's civil aviation industry since 1977 and has been seconded to work in various places including the U.S.A. and Switzerland. She joined Air China International Corporation in 1988 and held various positions including General Manager of its Sales and Marketing Department.

In accordance with the Company's Articles of Association, Mr. LI Jiaxiang and Ms. ZHANG Lan will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter they will retire at the third annual general meeting following their election by ordinary resolution and will be eligible for re-election. Each of Mr. Li and Ms. Zhang has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election. Each of Mr. Li and Ms. Zhang is entitled to receive a director's fee amounting to HK$160,000 per annum at present from the Company.

Air China is a substantial shareholder of the Company. Apart from this, Mr. Li and Ms. Zhang have no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Li and Ms. Zhang do not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Li and Ms. Zhang to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods and Zhang Lan; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

**Cathay Pacific Airways Limited**
**David Fu**
*Company Secretary*

*Hong Kong, 23rd October 2006*

SWIRE

CATHAY PACIFIC